

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 7, 2011

Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

   Re: Ellie Mae, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed December 17, 2010
     File No. 333-166438

Dear Mr. Anderman:

  We have reviewed your amended filing and response letter and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2010.

General

1. We are in receipt of your confidential treatment request, CF Control #26137. Comments with respect to the application will be provided under separate cover and must be resolved prior to the desired effective date.

2. We refer to comment 3. We are unable to locate support in the supplemental materials you have provided for the statement that there are approximately 15,000 mortgage brokerages. Please advise or consider removing this statement from your prospectus.

Executive Compensation, page 88

General

3. With your next amendment, please update this section to include information for the year ended December 31, 2010 and note that we will need sufficient time to review all changes prior to the desired effective date.

Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 463-2600
        Robert W. Phillips, Esq.
        Latham & Watkins LLP